

September 12, 2023

Daniel Jones
Chief Executive Officer
SeqLL, Inc.
3 Federal Street
Billerica, MA 01821

> **Re: SeqLL, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 1, 2023**
> **File No. 333-272908**

Dear Daniel Jones:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

Use of Proceeds, page 34

1.   We note that a portion of the net proceeds of this offering will now be used to pay down a portion Lyneer's indebtedness. Please set forth the interest rate and maturity of such indebtedness. Refer to Item 504 of Regulation S-K.

Daniel Jones
SeqLL, Inc.
September 12, 2023
Page 2

       You may contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Trade & Services

cc: Eric M. Hellige